82-5019

04010801

GRUPO INDUSTRIAL SALTILLO

GISSA 4Q03 EBITDA Up 27% to US$40 Million

Saltillo, Mexico, February 24, 2004 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three- and twelve-month periods ended December 31, 2003[1].

Fourth Quarter 2003 Financial Highlights[1]

- Consolidated revenues were Ps.1,963, a 1% decline when compared year-over-year, but a 13% improvement quarter-over-quarter. In dollar terms, revenues decreased 6% year-over-year to US$175 million.
- Operating income increased 35% year-over-year to Ps.297 million, and improved 78% on a sequential basis. Operating margin was 15%, compared with 11% for 4Q02 and 10% for 3Q03. In dollar terms, operating income was US$26 million, a 28% year-over-year increase.
- Consolidated EBITDA increased 27% year-over-year to Ps.450 million and 42% on a sequential basis. EBITDA margin improved to 23% from 18%. In dollar terms, EBITDA was US$40 million, a 20% year-over-year increase.
- Net majority income was Ps.61 million (US$5.5 million), or a gain per ordinary share of Ps.0.21 (US$0.11 per ADS). This compares with a net majority gain of Ps.50 million (US$4.7 million) for 4Q02, or a gain per ordinary share of Ps. 0.17 (US$0.10 per ADS).

Fourth Quarter 2003 Earnings Conference Call

Date:	Thursday, February 26, 2004
Time:	10:00 AM US EST – 9:00 AM Mexico time
Dial Information:	(800) 344-1005 (US); (706) 634-1333 (International)
Passcode:	5611894
Tape Playback:	Starting Thursday, February 26, 2004, at 11:00 US EST, ending at midnight EST on Wednesday, March 3, 2004. Dial-in Number: (800) 642-1687 (US), (706) 645-9291 (International). Confirmation Code: 5611894.

dlw 3/25

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of December 31, 2003. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

FOURTH QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 4Q03 declined 1% year-over-year to Ps.1,963 million. Sales increased 6% at Metal and Automotive and 4% at Housewares, while Building Materials declined 6% during the period. On a sequential basis, revenues improved 13% driven by increases of 13% at both Building Materials and Housewares and a 12% growth at Metal and Automotive.

Revenue growth at Metal and Automotive reflected the 92% year-over-year increase at the Aluminum business following the ramping up of operations of the new EV6 project, and a 27% increase at the Diesel Iron Engine Blocks and Heads business mainly due to increased sales to Caterpillar. These improvements, more than offset the expected 35% decline in revenues at the Gasoline Iron Engine Blocks and Heads business related to lower forecasted demand, principally from the Big Three.

The year-over-year decline in Building Materials revenues for the quarter, however, was due to a 9% decline in revenues at the Ceramic Tiles business, which offset the 6% and 13% revenue growth at Water Heaters and Bathroom Fixtures. During the quarter the Company launched a new commercial strategy at the Ceramic Tiles business, which resulted in delayed sales in October and November while it was being implemented. December sales, however, increased year-over-year by 13%, reflecting the successful implementation of this new commercial strategy.

Sales for the full year declined by 4%, principally due to the anticipated 25% decline in volumes at the Gasoline Iron Engine Blocks and Heads business and the 2% decline in sales at the Building Materials Division.

For 2004, management expects revenues to improve principally from growth at the Aluminum and Diesel Iron Engine Blocks and Heads business, the formal start-up of the new Ductile Iron auto parts foundry and new orders from Toyota and Chrysler at the Gasoline Iron Engine Blocks and Heads business. Building Materials revenues are also expected to increase, benefiting from the new commercial strategy at the Ceramic Tiles business, higher sales following the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters.

Table 1: Total Sales

	4Q03	3Q03	4Q02	YoY % Change	QoQ % Change	2003	2002	YoY % Change
Revenues (Million Pesos)	1,963	1,741	1,978	(1%)	13%	7,022	7,321	(4%)
Metal and Automotive	*658*	*589*	*621*	*6%*	*12%*	*2,460*	*2,703*	*(9%)*
Building Materials	*1,042*	*919*	*1,104*	*(6%)*	*13%*	*3,565*	*3,626*	*(2%)*
Housewares	*263*	*233*	*252*	*4%*	*13%*	*997*	*993*	*0%*
Domestic Sales	1,113	977	1,182	(6%)	14%	3,881	4,104	(5%)
Exports	851	764	796	7%	11%	3,142	3,217	(2%)
Revenues (Million Dollars)	175	159	186	(6%)	10%	637	710	(10%)
Metal and Automotive	*59*	*54*	*58*	*0%*	*9%*	*223*	*263*	*(15%)*
Building Materials	*93*	*84*	*104*	*(11%)*	*10%*	*323*	*351*	*(8%)*
Housewares	*23*	*21*	*24*	*(1%)*	*10%*	*90*	*97*	*(6%)*
Volume								
Metal and Automotive				*(3%)*	*0%*			*(16%)*
Building Materials				*0%*	*16%*			*2%*
Housewares				*7%*	*14%*			*2%*

Operating Income (EBIT)

Operating income for 4Q03 increased 35% year-over-year to Ps.297 million. Operating margin rose to 15%, from 11% in 4Q02. This improvement is explained mainly by:

- Lower costs resulting from the continued implementation of the Company's reorganization and cost cutting measures. This is reflected in the 5% year-over-year reduction in operating costs and expenses for the quarter;
- Higher absorption of direct costs and overhead expenses at the Aluminum, Diesel Engine Blocks and Heads, Bathroom Fixtures, Water Heaters, Kitchenware and Tableware businesses; and
- Increased productivity from ongoing quality improvements, particularly at the Bathroom Fixtures and Diesel Engine Heads and Blocks businesses.

This improvement was achieved despite:

- The depreciation related with the start up of the new Ceramic Tiles and Aluminum plants, which was also affected by the exchange rate fluctuations between the Euro-US$ dollar and Peso-US$ dollar; and
- Higher cost of imported raw materials resulting from the 10% depreciation of the Mexican Peso against the US dollar.

On a sequential basis, operating income improved 78%, while operating margin increased to 15% from 10% in 3Q03. This was a direct result of the improvement in sales and the overall cost reduction. Absorption of fixed costs increased following the 13% increase in sales for the period and quality improvements implemented at the Aluminum, Diesel Blocks and Heads and Bathroom Fixtures businesses.

Operating income for the year was Ps.659 million, a 28% year-over-year decrease. This was principally due to the anticipated 25% decline in volumes at the Gasoline Iron Engine Blocks and Heads business, the 2% decline in sales at the Building Materials Division, and the 15% increase in depreciation charges resulting from the new plants. Operating margin was 9% compared with 13% in 2002.

EBITDA for 4Q03 increased 27% year-over-year to Ps.450 million and 42% quarter-over-quarter. EBITDA margin rose to 23% from 18% in both 4Q02 and 3Q03.

For the year, EBITDA declined 12% to Ps.1,256 million, or 18% EBITDA margin compared with 20% in 2002. In line with its strategy of divesting non-core operations, in 3Q02 the Company sold its paint applicator business. During 2002 this business represented 1.2% of consolidated revenues and 1.3% of consolidated EBITDA. Excluding this effect, EBITDA margin for the year would have been 19%.

For 2004, management expects operating results to continue increasing driven mainly by higher capacity utilization from new orders of gasoline and diesel iron heads and blocks, consolidation of the EV6 aluminum project; increased sales of ceramics tiles and new value added water heaters. In addition, year-over-year comparisons should benefit from the current lean operational cost structure.

Table 2: Operating Income and EBITDA

	4Q03	3Q03	4Q02	YoY % Change	QoQ % Change	2003	2002	YoY % Change
Operating Income								
Million Pesos	297	167	219	*35%*	78%	659	916	*(28%)*
Margin	*15%*	*10%*	*11%*			*9%*	*13%*	
Million Dollars	26	15	21	*28%*	73%	59	89	*(34%)*
EBITDA								
Million Pesos	450	316	355	*27%*	42%	1,256	1,433	*(12%)*
Margin	*23%*	*18%*	*18%*			*18%*	*20%*	
Million Dollars	40	29	33	*20%*	38%	113	139	*(19%)*

Comprehensive Financial Cost (CFC)

The 10% year-over-year depreciation of the peso against the U.S. Dollar for the quarter resulted in a non-cash foreign exchange rate loss of Ps.64 million.

According to Bulletin C-10 issued in 2003 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies that have contracted commodity swaps to capitalize the difference between the market price and the swap contract price at the end of each reporting period and also record the correspondent income tax as a deferred liability. Although Bulletin C-10 is only mandatory beginning January 1, 2004, management has anticipated and applied it this quarter. As a result, for 4Q03 the Company credited shareholder's equity with Ps.58 million and added Ps.28 million in deferred liabilities. Both of these figures represent non-cash items.

In previous quarters, the difference between the market price and the swap contract price was recognized within the CFC as a financial gain or loss for the period as mandated by Bulletin C-2 issued in 2002.

As a result, CFC for the quarter was a loss of Ps.48 million, compared with a loss of Ps.91 million for the same period last year.

For 2003, CFC represented a loss of Ps.194 million, compared with a loss of Ps.410 in 2002. In 2002 the peso depreciated by 14% originating Ps.363 million in exchange losses. For 2003, the peso depreciated 7%, resulting in exchange losses of Ps.190 million.

Almost all of the Company's bank debt (US$247 million) is US$ denominated, of which 87% is long-term debt. In addition, 45% of consolidated revenues are tied to the US dollar.

Table 3: Comprehensive Financial Cost

	4Q03	3Q03	4Q02	2003	2002
CFC	48	133	91	194	410
Financial Expenses	27	23	26	108	135
Financial Income	(12)	(19)	(9)	(82)	(78)
Foreign Exchange Fluctuation	64	148	47	190	363
Derivatives	3	(6)	50	36	50
Monetary Loss	(34)	(13)	(22)	(58)	(59)

Other Income or Expenses

Other income, net, reflects the anticipated implementation of Bulletin C-15 issued in 2003 by the Mexican Institute of Public Accountants, which resulted in an extraordinary non-cash charge of Ps.136 million from the deterioration in the valuation of the following long-term operational assets: Bathroom Fixtures, Molds for Plastic Injection and the Tableware businesses.

Majority Net Income

For the quarter, the Company posted a majority net income of Ps.61 million, or a net income margin of 3%, compared with Ps.50 million, or a net income margin of 3% for 4Q02. EPS for the quarter improved year-over-year to Ps.0.21. (US$0.11 per ADS) from Ps. 0.17 (US$0.10 per ADS).

For the year, net majority income was Ps.204 million, compared with Ps.228 million in the same period last year. EPS for the year was Ps.0.71 (US$ 0.39 per ADS) compared with Ps.0.81 (US$ 0.48 per ADS) in 2002. This decline was primarily due to the 28% reduction in operating income and the Ps.136 million in extraordinary non-cash charges resulting from the implementation of Bulletin C-15. Net income margin for the year, remained unchanged at 3%.

Capital Expenditures

During the quarter, the Company made capital investments for a total of US$13 million. Of these, US$5 million were invested in the new auto parts foundry in Irapuato and US$7 million at the new ceramic tiles in Chihuahua.

Capital expenditures for the year were US$64 million. Of these, US$33 million were invested in the above mentioned auto parts foundry; US$13 million in the new aluminum foundry; and US$7 million in the new ceramic tiles plant in Chihuahua.

METAL AND AUTOMOTIVE

For 2003, Metal and Automotive revenues represented 35% of the Company's consolidated net sales.

Revenues

Revenues for 4Q03 increased year-over-year by 6% to Ps.658 million driven by strong growth at the Aluminum and Diesel Iron Engine Blocks and Heads businesses, which more than offset the anticipated 25% decline in volumes at the Gasoline Iron Engine Blocks and Heads business.

Aluminum sales volumes increased 32% year over year driven by continued strong sales from the ramping up of the new GM EV6 project as well as steady demand from existing GEN III castings. Revenues, at this business practically doubled, reflecting a larger proportion of value added engine blocks related to the GM EV6 project.

Diesel Iron Engine Blocks and Heads sales volumes increased by 37%, as a result of higher sales to Caterpillar, and to a less extent to John Deere and Detroit Diesel. Revenues also reflect a less favorable product mix.

As expected, sales volumes at the Gasoline Iron Blocks and Heads business declined 25%, principally due to lower sales to the Big Three which had forecasted weak volumes throughout 2003.

For the year, revenues decreased 9% to Ps.2,460 million. The 45% and 3% increases in Aluminum and Diesel Iron Engine Blocks and Heads revenues were more than offset by the expected 33% decline in Gasoline Iron Engine Blocks and Heads volumes. In 2003 this business represented 36% of sales of this Division.

Management expects volumes at the Gasoline Iron Engine Blocks and Heads business to recover in 2004 when it will start production of new orders from Toyota and Chrysler. Volumes from the other OEMs are expected to remain flat compared with 2003.

At the Diesel Iron Engine Blocks and Head business, management expects a strong increase in volumes in 2004 driven by continued higher sales to Caterpillar and John Deere.

Volumes at the Aluminum Blocks and Head business are expected to continue showing strong growth year-over-year, driven by the consolidation of the EV6 project through increased exports to the US and Australia.

For 2004, management also expects revenues to be driven by the formal start up of the new ductile iron foundry, which is estimated to add annual revenues of around US$20 million. Customers mainly include Tier-1 and Tier-2 OEM suppliers.

Table 4: Sales - Metal and Automotive Division

	4Q03	3Q03	4Q02	YoY % Change	QoQ % Change	2003	2002	YoY % Change
Sales (Million Pesos)	658	589	621	*6%*	*12%*	2,460	2,703	*(9%)*
Sales (Million Dollars)	59	54	58	0%	9%	223	263	(15%)
*Iron Engine B & H (Gasoline)**	*18*	*20*	*28*	(35%)	(9%)	*81*	*136*	(40%)
*Aluminum B & H (Gasoline)**	*22*	*18*	*11*	*92%*	*18%*	*69*	*47*	*45%*
*Iron Engine B & H (Diesel)**	*11*	*11*	*9*	*27%*	*0%*	*49*	*48*	*3%*
Volume								
Iron Engine B & H (Gasoline)				(25%)	(2%)			(33%)
Aluminum B & H (Gasoline)				32%	(12%)			29%
Iron Engine B & H (Diesel)				*37%*	*8%*			*5%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

Operating income and EBITDA improved for the second consecutive quarter, to Ps.39 million from an operating loss of Ps.13 million in 4Q02 and a gain of Ps.7 million in 3Q03. Operating margin for the quarter rose to 6%, from 1% in 3Q03 and negative 2% in 4Q02.

The year-over-year improvement in operating income is explained by:

- Higher absorption of semi-variable costs and overhead expenses as a result of the increase in sales at the Aluminum and Diesel Iron Blocks and Heads businesses, that more than offset the impact of the decline in revenues at the Gasoline Iron Blocks and Heads business;

- Benefits from the resolution of production inefficiencies at the Diesel Engine Blocks and Heads businesses; and
- Lower costs resulting form the reorganization and cost control program discussed above

This improvement was achieved despite the higher depreciation originated from the new aluminum engine blocks plant.

EBITDA for the quarter was Ps.115 million, a 133% increase from Ps.49 million in 4Q02 and a 40% improvement from Ps.82 million in 3Q03. EBITDA margin more than doubled year-over-year to 18%.

For the year, operating income decreased by 75%, to Ps.58 million, while operating margin dropped to 2%, from 9%. EBITDA decreased by 30%, to Ps.344 million, with EBITDA margin dropping to 14% from 18% in 2002. The decrease is related with the 33% reduction in sales volumes at the Gasoline Engine Blocks and Heads business, the ramping up of the new aluminum plant and depreciation expenses from this new plant.

For 2004, management believes operating income is likely to show a continued improvement driven by higher sales at the Aluminum and Diesel Iron Engine Blocks and Head businesses, as well as new Gasoline Engine Blocks and Heads orders and the formal start-up of the autoparts plant. Operating income is also expected to benefits from the ongoing reorganization and cost control program discussed above.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	4Q03	3Q03	4Q02	YoY % Change	QoQ % Change	2003	2002	YoY % Change
Operating Income								
Million Pesos	39	7	(13)	N/A	461%	58	236	*(75%)*
Margin	*6%*	*1%*	*(2%)*			*2%*	*9%*	
Million Dollars	4	1	(1)	N/A	445%	5	23	*(78%)*
EBITDA								
Million Pesos	115	82	49	*133%*	40%	344	489	*(30%)*
Margin	*18%*	*14%*	*8%*			*14%*	*18%*	
Million Dollars	10	8	5	*120%*	36%	31	48	*(35%)*

BUILDING MATERIALS

For 2003, Building Materials revenues represented 51% of the Company's consolidated net sales.

Revenues

Revenues for 4Q03 were Ps.1,042 million, a 6% year-over-year decline. Excluding the divestiture of the paint application business in June 2003, sales would have declined by 4%.

Year-over-year, ceramic Tiles sales declined 9%, while Water Heaters and Bathroom fixtures recorded increases of 13% and 6%, respectively. On a secquential basis, revenues increased 13%, with improvements in all three businesses.

During the quarter the Company launched a new commercial strategy at the Ceramic Tiles business, which resulted in delayed sales in October and November while it was being implemented. December sales, however, increased year-over-year by 13%, reflecting the successful implementation of this new commercial strategy.

Sales volumes at the Water Heaters business increased 17% year-over-year and 69% quarter-over-quarter. This improvement reflects new product launches and the return of seasonal demand. In addition, the launch of new higher-margin, value added products resulted in a higher average selling price for the quarter.

For the year, revenues declined 2% to Ps.3,565 million. Excluding the divestiture of paint applicators in 3Q03 and the pipe fitting operation downsized in 2002, sales would have increased by 1%.

For 2004, management expects continued sales growth driven by the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters. Sales are also expected to benefit from the new commercial strategy implemented at the Ceramic Tiles business.

Table 6: Sales - Building Materials Division

	4Q03	3Q03	4Q02	YoY % Chg	QoQ % Chg	2003	2002	YoY % Chg
Sales (Million Pesos)	1,042	919	1,104	(6%)	13%	3,565	3,626	(2%)
*Ceramic Tiles**	*501*	*498*	*552*	*(9%)*	*1%*	*1,928*	*1,887*	*2%*
*Water Heaters**	*329*	*220*	*291*	*13%*	*49%*	*843*	*795*	*6%*
*Bathroom Fixtures**	*164*	*140*	*155*	*6%*	*17%*	*583*	*592*	*(2%)*
Volume								
Ceramic Tiles				*(6%)*	*1%*			5%
Water Heaters				17%	69%			7%
Bathroom Fixtures				5%	12%			(6%)

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 83% of total sales of this division.

Operating Income, EBITDA and Margins

Operating income for 4Q03 increased 4% to Ps.233 million. Operating margin rose to 22% from 20% in 4Q02. Quarter-over-quarter, operating income increased 57%, with operating margin improving by 800 basis points.

The year-over-year improvement in operating income resulted principally from:

- An improvement in sales at the Water Heaters and Bathroom Fixtures businesses, which resulted in higher absorption of fixed costs;
- Improvement measures at the Bathroom Fixtures business;
- Lower costs from the reorganization and cost control measures implemented during 3Q03; and
- The fact that 80% of all ceramic tiles are now produced at the new, more efficient ceramic plants.

This was achieved despite:

- Lower Ceramic Tiles sales during the quarter;
- Higher cost of imported raw materials and natural gas resulting from the 10% year-over-year depreciation of the Mexican Peso during the quarter; and
- Depreciation related to the new Ceramic Tiles plants, which were affected by the exchange rate fluctuations between the Euro-US$ dollar and Peso-US$ dollar.

EBITDA for the quarter increased year-over-year by 4%, with EBITDA margin up to 28%, from 25% on 4Q03. On a sequential basis, EBITDA was up 45% and EBITDA margin increased by 600 basis points.

For the year, operating income was Ps.522 million, a year-over-year decline of 12%. Operating margin was 15%, down from 16% last year. EBITDA declined by 4% to Ps.762 million, from Ps.795 million in 2002. EBITDA margin declined to 21% from 22%. This decline was due to the 2% decline in sales, higher depreciation from the new plants and the impact of the 7% depreciation of the peso on direct costs.

For 2004, management expects operating income to continue improving driven by the reorganization and cost cutting program. Year-over-year comparisons should benefit from the fact that all ceramic tiles will be produced at the new, more efficient ceramic plants. In addition, the expected stable pricing environment, the positive seasonality at the Water Heaters business, the likely increase in Calorex orders from the development of new distributors, and higher ceramic tiles sales as a result of the new commercial strategy. These expectactions take into consideration increased domestic demand, as well as growth in exports. Operating income is also expected to benefit from quality improvement measures at Bathroom Fixtures.

Table 7: Operating Income and EBITDA - Building Materials Division

	4Q03	3Q03	4Q02	YoY % Change	QoQ % Change	2003	2002	YoY % Change
Operating Income								
Million Pesos	233	144	224	4%	62%	522	594	(12%)
Margin	*22%*	*16%*	*20%*			*15%*	*16%*	
Million Dollars	21	13	21	(1%)	57%	47	57	(18%)
EBITDA								
Million Pesos	292	201	281	4%	45%	762	795	(4%)
Margin	*28%*	*22%*	*25%*			*21%*	*22%*	
Million Dollars	26	18	26	(2%)	41%	69	77	(11%)

HOUSEWARES

For 2003, Housewares revenues represented 14% of the Company's consolidated net sales.

Revenues

Revenues for 4Q03 increased year-over-year 4% to Ps.263 million reflecting higher domestic seasonal holiday sales and a large one-time order of tableware.

For the year, revenues remained relatively unchanged at Ps.997 million.

For 2004, management expects sales to remain stable as the Company is outsourcing tableware from China, thus reducing pricing pressures.

Table 8: Sales - Housewares Division

	4Q03	3Q03	4Q02	YoY % Change	QoQ % Change	2003	2002	YoY % Change
Sales (Million Pesos)	263	233	252	4%	13%	997	993	0%
*Kitchenware Products**	*180*	*172*	*176*	2%	5%	*714*	*717*	0%
*Tableware Products**	*80*	*57*	*77*	4%	39%	*272*	*271*	0%
Volume								
Kitchenware Products				10%	10%			1%
Tableware Products				(2%)	28%			4%

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 92% of total sales of this division.

Operating Income, EBITDA and Margins

Operating income for 4Q03 increased year-over-year by 187% to Ps.24 million. Operating margin for the quarter improved to 9% from 3% in 4Q02. The year-over-year improvement in EBIT is a result of the overall reorganization and cost control measures introduced at the beginning of 3Q03.

EBITDA for the quarter was Ps.43 million, a 74% year-over-year increase. EBITDA margin was up to 16% from 10% for 4Q02.

For the year, operating income was Ps.79 million, a 9% year-over-year reduction. Operating margin decreased to 8% from 9% in 2002. This decline resulted from the 7% depreciation of the Peso that affected direct costs and higher amortization expenses related to the implementation of the ERP software. EBITDA and EBITDA margin remained flat in a year-over-year comparison showing levels of Ps. 150 million and 15% over sales.

For 2004, management expects operating margins to remain stable or increase slightly as a result of the reorganization and cost control program currently being implemented and higher margins derived from increased outsourcing, particularly from Asia.

Table 9: Operating Income and EBITDA - Housewares Division

	4Q03	3Q03	4Q02	YoY % Change	QoQ % Change	2003	2002	YoY % Change
Operating Income								
Million Pesos	24	14	8	187%	74%	79	86	(9%)
Margin	*9%*	*6%*	*3%*			*8%*	*9%*	
Million Dollars	2	1	1	171%	69%	7	9	(17%)
EBITDA								
Million Pesos	43	31	25	74%	39%	150	150	0%
Margin	*16%*	*13%*	*10%*			*15%*	*15%*	
Million Dollars	4	3	2	64%	35%	14	15	(8%)

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$637 million for fiscal year 2003, and EBITDA of US$112 million, representing a margin of 18% percent. The Metal and Automotive segment operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of December 31, 2003)

	As of December 31,	
	2003	**2002**
ASSETS		
Current		
Cash and temporary investments	1,367	1,371
Trade receivables, net	1,584	1,319
Other receivables	259	230
Inventories	705	664
Other assets	9	30
Property, Plant and Equipment	**6,018**	**5,433**
Other Assets	**776**	**833**
TOTAL ASSETS	**10,718**	**9,880**
LIABILITIES		
Current		
Short term debt	41	37
Current portion of long term debt	332	77
Suppliers	733	503
Other liabilities (Income tax, EPS, and others)	653	684
Long term		
Long term debt	2,406	2,618
Deferred taxes	710	503
Long term sundry creditors	229	282
Stockholders' Equity	**5,614**	**5,175**
Total Liabilities and Stockholders' Equity	**10,718**	**9,880**

Financial Structure

	Fourth Quarter	
	2003	**2002**
Net Debt	1,411	1,361
Cash Position	1,368	1,371
EBITDA/Interest Expense[1]	12x	11x
Debt to EBITDA[2]	2.21	1.91

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of December 31, 2003)

INCOME STATEMENT	Three-Month Period Ended December 31			Twelve-Month Period Ended December 31		
	2003	2002	% Change	2003	2002	% Change
Net Sales	**1,963**	**1,978**	**(1%)**	**7,022**	**7,321**	**(4%)**
Metal Mechanical Division	658	621	6%	2,460	2,703	(9%)
Building Materials Division	1,042	1,104	(6%)	3,565	3,626	(2%)
Housewares Division	263	252	4%	997	993	0%
Cost of Sales	1,387	1,216	14%	5,292	5,234	1%
Operating expenses	280	543	(49%)	1,071	1,172	(9%)
Operating Income	**297**	**219**	**35%**	**659**	**916**	**(28%)**
Metal Mechanical Division	39	(13)	NA	58	236	(75%)
Building Materials Division	233	224	4%	522	594	(12%)
Housewares Division	24	8	187%	79	86	(9%)
EBITDA	**450**	**355**	**27%**	**1,256**	**1,433**	**(12%)**
Metal Mechanical Division	115	49	133%	344	489	(30%)
Building Materials Division	292	281	4%	762	795	(4%)
Housewares Division	43	25	74%	150	150	0%
Comprehensive Financial Cost	**48**	**91**		**194**	**410**	
Financial expenses	27	26		108	135	
Financial income	(12)	(9)		(82)	(78)	
Foreign exchange fluctuation	64	47		190	363	
Derivatives	3	50		36	50	
Monetary gains	(34)	(22)		(58)	(59)	
Other Expenses, Net	136	33		123	101	
Income Tax	39	19		115	156	
Employees' profit sharing	2	6		13	6	
Net Income	**72**	**64**	**13%**	**214**	**237**	**(10%)**
Minority Interest	10	14	(26%)	10	8	18%
Net Income of Majority Interest	**61**	**50**	**24%**	**204**	**228**	**(11%)**
Net Income per Share	0.21	0.17	23%	0.71	0.81	(11%)
Net Income per ADS	1.29	1.05	23%	4.28	4.84	(11%)
Operating cash flow per share	1.57	1.25	26%	4.39	5.05	(13%)
Operating cash flow per ADS	9.44	7.52	26%	26.34	30.33	(13%)
# of Shares Outstanding	286,068	283,548		286,068	283,548	

MARGINS	Three Month Period Ended December 31		Twelve Month Period Ended December 31	
	2003	2002	2003	2002
Operating Margin	**15%**	**11%**	**9%**	**13%**
Metal Mechanical Division	*6%*	*(2%)*	*2%*	*9%*
Building Materials Division	*22%*	*20%*	*14%*	*16%*
Housewares Division	*9%*	*3%*	*8%*	*9%*
EBITDA Margin	**23%**	**18%**	**18%**	**20%**
Metal Mechanical Division	*18%*	*8%*	*14%*	*18%*
Building Materials Division	*28%*	*25%*	*21%*	*22%*
Housewares Division	*16%*	*10%*	*15%*	*15%*
Net Income Margin	**3%**	**3%**	**3%**	**3%**